SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

02034687

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

May 22, 2002

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press release

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

양식 8011

File No.
82-3901

Instruments for 12g3-2(b) Exemption

May 22, 2002

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from March 1 to April 30, 2002

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Reports to KSE

Denial Response to Disclosure Inquiry regarding Rumor or News	Mar. 6, 2002
(Revised) BOD Resolution on Grant of Stock Option	Mar. 7, 2002
Resolutions of Annual Shareholder's Meeting	Mar. 8, 2002
Change in Majority Shareholder or Principle Shareholder	Mar. 26, 2002
Leasing Real Estate to Major Shareholder	Mar. 28, 2002
Leasing Real Estate to Major Shareholder	Mar. 29, 2002
Leasing Real Estate from Major Shareholder	Apr. 3, 2002
Leasing Real Estate from Major Shareholder	Apr. 3, 2002
Leasing Real Estate from Major Shareholder	Apr. 12, 2002
Leasing Real Estate to Major Shareholder	Apr. 19, 2002
Leasing Real Estate from Major Shareholder	Apr. 24, 2002

General Press Releases

News compilation of which the abstracts are translated into English	Mar. 1 ~ Apr. 30, 2002

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

None

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

Denial Response to Disclosure Inquiry regarding Rumor or News (Mar. 6, 2002)

Disclosure upon request for information on rumors on SK Corporation's acquisition of Hynix Semiconductor TFT-LCD sector.

We hereby acknowlede that the rumors on the company's acquisition of Hynix Semiconductor TFT-LCD sector are not true.

Name of Disclosure officer: Chang geun Kim / Chief Executive Officer

Others:

- This statement is a response to the KSE's request for information made at 10:09 on Mar. 6, 2002.

(Revised) BOD Resolution on Grant of Stock Option (Mar. 7, 2002)

1. Grantees of stock option: Doo-yol Hwang and 64 people

2. Method of grant
   - Distribution of new shares or treasury stocks

3. Exercise price
   - The average of the volume weighted average closing price for 2 months, 1 month, and a week prior to the date the right is granted. However, exercise price will be the face value if the above-mentioned average price is less than the face value.

4. Exercise Period
   - March 9th, 2005 ~ March 8th, 2007

5. Class and number of shares to be granted
   - Common shares: 599,000 shares
   - Preferred shares: -

6. Adjustment of exercise price and number of shares
   - Exercise Price and number of endowed shares may be adjusted according to dilution share value in case of rights issue, bonus issue, stock dividends and stock spilt-ups after granting stock options

7. Date of Shareholders' meeting: Mar. 8, 2002

8. Place of Shareholders' meeting: 7th floor, Seoul Finance Center

9. Date of Board Resolution: Feb. 18, 2002
   - Outside director: Present (5), Absent (0)
   - Auditor: Present

10. Reasons for modification:
    - Grantees and Number of Shares to be granted are settled

Resolutions of Annual Shareholder's Meeting
(MAR. 8, 2002)

1. Approval of financial statements: Financial year 2001 (unit : thousands KRW)
   - total assets: 14,241,504,697
   - total debts: 8,593,264,522
   - paid-in capital: 644,755,840
   - shareholders' equity: 5,648,240,175
   - auditor's opinion: Unqualified
   - sales: 14,114,861,665
   - ordinary profit: 110,331,532
   - net profit: 91,215,121
   - net profit per share (KRW): 790

2. Details of dividends
   - dividends per share (KRW): 600/Common Shares, 650/Preferred Shares
   - total dividends (KRW): 69,545,802,100
   - payout Ratio: 76.24%

3. Status of directors

<table>
<tr><td>Appointment of directors</td><td colspan="4">Tae-won Choi (Re-elected)
Jung-joon Yoo (Newly Elected)</td></tr>
<tr><td rowspan="3">Outside directors</td><td colspan="3">Number of total directors</td><td>10</td></tr>
<tr><td colspan="3">Number of outside directors</td><td>5</td></tr>
<tr><td colspan="3">Outside director's ratio to the total director(%)</td><td>50%</td></tr>
<tr><td>Number of audit committee members</td><td>Outside directors</td><td>3</td><td>Standing director</td><td>-</td></tr>
</table>

4. Details of other resolution
   - Agenda No.1: Approval of the 40th Balance Sheet and Profit and Loss Statement and Disposition of Retained Earnings
   - Agenda No.2: Approval of Partial Amendment of the Articles of Incorporation
   - Agenda No.3: Approval of Election of Directors and the Ceiling Amount of Remuneration
   - Agenda No.4: Approval of Grant of Stock Option

5. Date of General Shareholders' Meeting: Mar. 8, 2002

6. Others: None

Change in Majority Shareholder or Principle Shareholder (Mar. 26, 2002)

1. Details of Change

Before Change	Name of majority shareholder	SK C&C and 12 people
	-number of shares held	34,546,391
	-share holding ratio	27.21%
After Change	Name of majority shareholder	Tae-won Chey and 12 people
	-number of shares held	31,746,391
	-share holding ratio	25.01%

2. Reasons for change: Disposal of shares held by SK C&C

3. Date when the change is confirmed: Mar. 25, 2002

4. Others: Share holding ratio does not include preferred shares

Leasing Real Estate to Major Shareholders etc. (Mar. 28, 2002)

1. Name of the company: SK Telecom
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Apr. 1, 2002
   - Real estate leased: SK Seorin-dong Bldg office
   - Location of real estate: 99 Seorin-dong Jongro-gu, Seoul
   - Specifics of lease
     - Period: Dec. 19, 2000 ~ Dec. 31, 2004
     - Deposit (KRW): 79,611,285,000
     - Rental Payment (KRW): None

3. Purpose of transaction: Office

4. Decision date (date of board resolution): Mar. 27, 2002
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: Yes

6. Others:
   - Decision date is new contract date.

7. Date of relevant disclosure: Dec. 29, 2001

Leasing Real Estate to Major Shareholders etc. (Mar. 29, 2002)

1. Name of the company: Smartic Co.,Ltd
   - Relationship with the company: Affiliated Company

2. Details
   -Date of lease: Mar. 28, 2002
   - Real estate leased: SK Global Myung-dong Bldg 4th floor
   - Location of real estate: 199-15 2 ga Euljiro Joong-gu, Seoul
   - Specifics of lease
     - Period: Mar. 1, 2002 ~ Feb. 28, 2003
     - Deposit (KRW): 70,155,000
     - Rental Payment (KRW): None

3. Purpose of transaction: Office

4. Decision date (date of board resolution): Mar. 28, 2002
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: Yes

6. Others:
   - Decision date is the contract date.
   - This contract is automatically renewed when there's an agreement between two parties within 3 months from the end of the contract.

7. Date of relevant disclosure: N/A

Leasing Real Estate to Major Shareholders etc. (Apr. 3, 2002)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Apr. 2, 2002
   - Real estate leased: Land ($500m^2$) and Building ($23.5m^2$)
   - Location of real estate: 1-46 Chunghak-dong and two areas in Pusan
   - Specifics of lease
     - Period: Jan. 1, 2001 ~ Dec. 31, 2002
     - Deposit (KRW): None
     - Rental Payment (KRW): 589,000

3. Purpose of transaction: Garage and Office

4. Decision date (date of board resolution): Apr. 2, 2002
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment.

7. Date of relevant disclosure: Oct. 31, 2001

Leasing Real Estate from Major Shareholders etc. (Apr. 3, 2002)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Apr. 2, 2002
   - Real estate leased: Land (500m^2) and Building (23.5m^2)
   - Location of real estate: 1-46 Chunghak-dong and 2 areas in Pusan
   - Specifics of lease
     - Period: Jan. 1, 2001 ~ Dec. 31, 2002
     - Deposit (KRW): None
     - Rental Payment (KRW): 589,000

3. Purpose of transaction: Garage and Office

4. Decision date (date of board resolution): Apr. 2, 2002
   - Outside director: N/A
   - Auditor: Absent

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment.

7. Date of relevant disclosure: Oct. 31, 2001

Leasing Real Estate from Major Shareholders etc. (Apr. 3, 2002)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
- Date of lease: Apr. 2, 2002
- Real estate leased: Land ($635m^2$) and Building ($63.6m^2$)
- Location of real estate: 444-2 Yongye-dong and 5 areas in Daegu
- Specifics of lease
  - Period: Jul. 1, 2001 ~ Jun. 30, 2003
  - Deposit (KRW): None
  - Rental Payment (KRW): 898,000

3. Purpose of transaction: Garage and Office

4. Decision date (date of board resolution): Apr. 2, 2002
   - Outside director: N/A
   - Auditor: Absent

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment.

7. Date of relevant disclosure: Oct. 31, 2001

Leasing Real Estate from Major Shareholders etc. (Apr. 11, 2002)

1. Name of the company: SK Engineering and Construction
   - Relationship with the company: Affiliated Company

2. Details
- Date of lease: Apr. 11, 2002
- Real estate leased: Office (59.17m^2)
- Location of real estate: 80-1 Sejongro parking lot, Jongro-gu, Seoul Korea
- Specifics of lease
  - Period: Apr. 11, 2002 ~ Apr. 10, 2004
  - Deposit (KRW): 7,560,000
  - Rental Payment (KRW): 756,000

3. Purpose of transaction: Office

4. Decision date (date of board resolution): Apr. 11, 2002
   - Outside director: N/A
   - Auditor: Absent

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment.
   - This contract is automatically renewed for 1 year when there's no expression of objection of either parties within 30 days from the last day of the contract.

7. Date of relevant disclosure: N/A

Leasing Real Estate to Major Shareholders etc. (Apr. 19, 2002)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Apr. 19, 2002
   - Real estate leased: 160 Service Stations
   - Location of real estate: Nationwide
   - Specifics of lease
     - Period: Jan. 1, 2002 ~ Dec. 31, 2002
     - Deposit (KRW): 646,000,000
     - Rental Payment (KRW): 702,824,000

3. Purpose of transaction: Leasing Service Stations

4. Decision date (date of board resolution): Apr. 19, 2002
   - Outside director: Present (5), Absent (0)
   - Auditor: Present

5. Applicability to Fair Trade Act: Yes

6. Others:
   - Decision date is the contract date.
   - Rental payment is the total amount of monthly payments.

7. Date of relevant disclosure: N/A

Leasing Real Estate from Major Shareholders etc. (Apr. 24, 2002)

1. Name of the company: SK Engineering and Construction
   - Relationship with the company: Affiliated Company

2. Details
- Date of lease: Apr. 23, 2002
- Real estate leased: Land ($884m^2$)
- Location of real estate: 202-1 Songjuk-dong Suwon City, Kyoungki-do
- Specifics of lease
  - Period: Jan. 1, 2002 ~ Dec. 31, 2002
  - Deposit (KRW): None
  - Rental Payment (KRW): 2,137,000

3. Purpose of transaction: Garage and Office

4. Decision date (date of board resolution): Apr. 23, 2002
   - Outside director: N/A
   - Auditor: Absent

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment.

7. Date of relevant disclosure: N/A

3. Press Releases

Oil refineries putting profits before sales
(Mar. 1, 2002)

Amid the decreasing demand for oil products, major oil refineries are establishing profit-oriented management strategies by reducing their sales targets.
SK Corp. said that it decreased its sales target by 10 percent to 12.68 trillion won, while S-Oil and Hyundai Oil Refinery also reduced their sales targets by 10 percent and 27 percent, respectively.
LG Caltex-Oil hasn't decided on its sales target but is said to be considering decreasing it by 10 percent to 9 trillion won.
Oil refineries are set to enhance profitability by refraining from cutthroat competition and reducing costs. As a result, *SK Corp., which achieved 108.5 billion won in net profit before tax, will raise its net profit before tax by 400 percent to 560 billion won.*
S-Oil will increase its net profit to 174.3 billion won from last year's 19.1 billion won, while Hyundai Oil Refinery plans to reduce its net loss to 23 billion won from last year's 320 billion won.
LG-Caltex Oil plans to increase its ordinary profit to the 400 billion or 500 billion won level from its estimated ordinary profit of 260 billion won last year.

SK Corp. to Bid for Kogas Privatization (Mar. 7, 2002)

SK Corp. announced yesterday that it would submit an offer to take over Korea Gas Corp. (Kogas).

SK Corp. said the company would diversify its business portfolio into private power generation, clean energy and the liquefied natural gas (LNG) business.

It also expressed its intention to bid for taking over the power generation unit of Korea Electric Power Corp. (KEPCO).

Early this year, the government said it would push ahead with its plan to divide KEPCO's power generation unit into six subsidiaries with five thermal power generation facilities up for auction.

At present, SK Corp. has a division for the electrical energy business, but there is no specific plan for the private power generation business.

On March 8, SK Corp. will add its new business strategies to its article of incorporation, and ask for approval at a regular shareholders' meeting.

【03】

SK Chairman Chey Tae-won expands stake in SK Corp.
(Mar. 29, 2002)

Chey Tae-won, Chairman of SK Corporation, has sharply expanded his stake in SK Corp. to 5.2 percent from 0.12 percent, becoming the largest shareholder.

In an attention-drawing stock swap earlier this week, Chey Tae-won sold his 40.7 percent interest in the Seoul-based Walker Hill Hotel, or 3.25 million shares, to SK C&C, which in turn handed over its controlling 5.08 percent stake in SK Corp., or 6.46 million shares, to Chey. SK Corp. and Walker Hill Hotel shares traded at 20,400 won ($15.5) and 40,495 won apiece, respectively, in the three-way transactions.

Until recently, Chey has had SK C&C control SK Corp., which in turns holds 19.6 percent of SK Telecom, 37.9 percent of SK Global, 48 percent of SKC, 50 percent of SK Enron and other controlling interests in a dozen other group affiliates. After this week's stock swaps, SK C&C's stake in SK Corp. fell to 3.54 percent from 10.83 percent.

In this regard, an SK spokesman said that Chey will gradually dispose of his shareholdings in SK C&C to transform SK Corp. into the group's holding company. One of the alternatives will include SK Corp.'s takeover of Chey's SK C&C shareholdings, he said, stressing that that will turn out to be mutually beneficial in terms of competitiveness.

After reforms, SK Group is almost unrecognizable
(Mar. 30, 2002)

Not profitable? Dump it!

In the midst of rigorous restructuring, this has been the strategy at SK Group subsidiaries in recent years. Even core companies have been traded off if necessary, often resulting in changes in company identities.

Synthetic fiber was the business SK Group was founded on. Now, that line has been totally deleted from SK's business portfolio.

SK Chemicals, the parent company of the group, spun off its chemical fiber division in 2000. The firm also set up SK Pharma, a pharmaceutical company, and took over 27 percent of Dong Shin Pharm.

SKC, a magnetic tape manufacturer, is now changing into an information technology device manufacturer. Last year, magnetic tape accounted for 37 percent of SKC's revenues. That share is expected to fall to 25 percent this year and further, to 10 percent, next year. SKC has already established three magnetic tape factories in China, which will eventually replace those in Korea.

"We are in the process of moving from a company that produces typical analog products to a company that produces digital products," Sohn Seok-bong, an executive at SKC, said.

SK Corp., an oil refiner, said it will set up a new energy marketing division in this year's projected organizational restructuring to jump into the energy business. It will also add a consulting arm to its portfolio, capitalizing on its expertise in operating oil refineries.

SK Global, a general trading company, reduced the share of its export related businesses to under 40 percent last year. In return for virtually giving up its identity as a trading company, SK Global turned itself into an online game company and a marketer with an online and offline presence.

It has also opened an online shopping mall through which Korean consumers can buy overseas retail products.

SK Corp. to invest W1 tril. in oil exploration (Apr. 15, 2002)

SK Corp. aims to secure 650 million barrels in crude oil reserves, the equivalent of Korea's annual petroleum consumption, by investing a total of 1 trillion won ($751.82 million) by 2006, the company's chief executive said Friday.

Kim Chang-geun, president and CEO of SK Corp., Korea's largest oil refining firm, said that the company intends to sharply increase its equity oil output from the current 16,000 barrels a day to 150,000 barrels by 2006, in a bid to heighten its oil supply self-sufficiency ratio.

To this end, the SK Group company will develop oil fields in Western Africa with major global oil companies, and explore mining areas for natural gas at the same time, Kim said. The company's target of 650 million barrels in oil reserves is equivalent to the nation's annual oil consumption, which stood at 670 million barrels last year.

SK has already obtained 330 million barrels by exploring four production and three mining development sites in Yemen, Egypt, Vietnam and Peru, and is participating in 23 other crude oil projects. The Vietnam oil field, in which the company holds a 9 percent stake, is expected to begin production from next year, he said.

SK expects that it will be able to secure considerable natural gas reserves in the near future as it has succeeded in developing Peru's large scale natural gas field, Camisea, and Libya's mining site, NC 174, both joint ventures with the U.S firm Hunt. "By 2006, we plan to secure 18.5 percent of the country's annual oil consumption in accordance with the government policy to raise the ratio of oil self-sufficiency to 10 percent from the current 2 percent by 2010," Kim said.

As for the possible change to a holding firm, Kim said, "the company has played the role of a holding firm," adding that it is difficult for a pure holding firm to survive in the current economic climate.

Commenting on the company's non-oil businesses, Kim said that SK Corp. is planning to tie up with Renault Samsung Motors and Ssangyong Motor to speed up commercialization of its automotive telematics service, named Entrac. In the petrochemical sector, the company will also continue its restructuring campaign, he said.